File No. 70-9055




                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                              FORM U-1 APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 -----------------------------------------------


                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                   (Names of company filing this statement and
                     address of principal executive office)
               ---------------------------------------------------


                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
               ---------------------------------------------------


                               William R. McKamey
                                 General Manager
                       Public Service Company of Oklahoma
                               212 East 6th Street
                           Tulsa, Oklahoma 74119-1212

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Name and addresses of agents for service)

          Public Service Company of Oklahoma, an Oklahoma corporation ("PSO") and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Amendment No. 2 to the Form U-1 Application in File No. 70-9055 to amend and restate the Application in its entirety. Item 1. Description of Proposed Transaction.
                  PSO hereby  requests  authority  to purchase  shares of common stock of SCIENTECH, Inc., an Idaho corporation ("SCIENTECH"), as described below. Business of SCIENTECH, Inc.
                  SCIENTECH is a privately owned company that provides  services
(and some ancillary and minor products, such as replacement parts and components for commercial nuclear facilities) to the nuclear utility industry (the "utility services business"), and under contracts relating to the nuclear industry with the Department of Energy, the Department of Defense and the Nuclear Regulatory Commission (the "government agency services business"). Historically, SCIENTECH has provided a majority of its services to government agencies in support of the nuclear utility market. Over the past three years, however, SCIENTECH has adopted a strategy of reducing its reliance upon government contracts and applying its expertise to capture a greater share of the utility market. In September 1996, SCIENTECH purchased the business and a portion of the assets of Halliburton NUS Company, a nuclear utility service provider; these assets were primarily customer accounts receivable and other current assets relating to Halliburton NUS Company's utility service customers. While a majority of SCIENTECH's $53 million of actual revenues for its fiscal year ended January 31, 1997 came from government contracts, on a pro forma basis, including the NUS acquisition, SCIENTECH's utility services business would have accounted for approximately 48% of its total revenues of approximately $70 million, and government contracts would also have accounted for approximately 48% of its total revenues.
                  SCIENTECH's  utility  services  business  is aimed at electric
utilities,   which  are   restructuring   and  outsourcing  in  an  increasingly
competitive environment. In particular, SCIENTECH provides services (including engineering and other services), systems (including security systems), and instruments, which describe, regulate, monitor and enhance the safety and reliability of plant operations and their environmental impacts. SCIENTECH's diverse services and products are of particular value to U.S. electric utilities. Nearly 40% of SCIENTECH's utility services business involves the analysis and evaluation of operational safety and risk using proprietary software. Approximately 20% of SCIENTECH's utility services business is associated with engineering and operational support activities involving nuclear materials and facilities, design and installation of microwave transmission systems, and training and simulator instruction for nuclear power plants. Approximately 10% of SCIENTECH's utility services business is involved with the design and installation of enhanced physical security systems, and another 10% of its utility services business involves support services related to environmental compliance and cleanup. Information management and other network services provide 15% of revenues and involve power plant and nuclear plant support services among others. The other 5% of its utility services business is derived from software sales, which includes software used to support power plant operations.
                  SCIENTECH's   government  agency  services  business  consists
principally of the design and installation of enhanced physical security systems and work requiring skills in safety analysis and assessment, knowledge of safe and secure handling of nuclear materials, technical review, technical policy-making and technical policy implementation. Principal customers are the Department of Energy and the Nuclear Regulatory Commission in many utility-oriented activities. Recently, the Nuclear Regulatory Commission awarded SCIENTECH the contract to promote, maintain and service two different safety analysis computer codes developed by the U.S. Government for nuclear power plants.
                  SCIENTECH  also applies some of its expertise to  applications outside of the government and utility industries. It sells environmental services to mining operations, internet services to non-utilities and risk and reliability services to the industrial sector. Revenue from these services totaled approximately $2 million for the fiscal year ended January 31, 1997, which was approximately 3% of SCIENTECH's total revenue. Based on SCIENTECH's present business strategy and its view of optimum growth opportunities, it is anticipated that SCIENTECH will continue to provide the same or similar types of services to non-utility and non-governmental customers and that in the future the percentage of SCIENTECH's total revenue from sales of services to such customers will not materially increase.
                  SCIENTECH   also  provides  risk  and   reliability   services
internationally. These services, which totaled approximately $1.3 million for the fiscal year ended January 31, 1997, are currently being provided to governments of and/or utilities located in Canada, Japan, Korea and former Soviet Block countries. Approximately 75% of these services are being funded under contract with the Department of Energy and the Nuclear Regulatory Commission. Most of the remaining work is performed under direct contract with Japanese and Canadian utilities.
               SCIENTECH    has   four    wholly-owned    subsidiaries,    three
majority-owned subsidiaries and one minority-owned subsidiary. SCIENTECH's wholly-owned subsidiaries are: UNC Analytical Services, Inc. (d/b/a Belfort Engineering and Environmental Services, Inc.) ("UNC"), Grant Environmental, Inc. ("Grant"), NUS Information Services, Inc. ("NUS Information") and NUS Instruments, Inc. ("NUS Instruments"). UNC provides engineering services, primarily safety and environmental services, to U.S. government agencies and U.S. government prime contractors. Grant provides environmental engineering to commercial customers. NUS Information provides utility database access, research and analysis services to utility companies on a subscription basis. NUS Instruments manufactures and re-manufactures electronic control panels for utility control/operations rooms.
               SCIENTECH's   majority-owned   subsidiaries  are:  SRVNet,   Inc.
("SRVNet"), Technology Applications, Inc. ("TAI") and SCIENTECH de Venezuela, Inc. ("SDV"). SRVNet provides internet access services to subscribers in Eastern Idaho. TAI provides nuclear safety engineering services to utilities in the former Soviet Block countries, usually under U.S. Government funding. SDV markets and installs information systems and provides network consulting services, including data safety and integrity consulting, in Venezuela.
               SCIENTECH's  only  minority-owned  subsidiary  is SEMTECH,  Inc., which provides services in support of minerals exploration and nuclear safety engineering activities in Kazakhstan. The Proposed Transaction
                  PSO has entered into a Stock Purchase  Agreement,  dated as of
June 2, 1997 (the "Stock Purchase Agreement"), between Dr. Lawrence J. Ybarrondo, Chairman of the Board of Directors and founder of SCIENTECH (and certain related trusts and family members) (collectively, the "Sellers") and PSO. Pursuant to the Stock Purchase Agreement, and subject to certain conditions including receipt of an order from the Securities and Exchange Commission (the "Commission") approving this Application, PSO shall purchase from the Sellers, at a purchase price of $6.00 per share, or an aggregate purchase price of
$3,036,000, an aggregate of 506,000 shares of SCIENTECH common stock (the "Shares"), representing approximately 25% of the outstanding capital stock of SCIENTECH. The Shares shall consist of 70,000 shares of Class A Voting Common Stock ("Class A Stock") (representing 4.5% of the Class A Voting Common Stock to be outstanding immediately following the consummation of PSO's purchase of the Shares) and 436,000 shares of Class B Nonvoting Common Stock ("Class B Stock", and together with the Class A stock, the "Common Stock") (representing 100% of the Class B Nonvoting Common Stock to be outstanding immediately following the consummation of PSO's purchase of the Shares). In addition, PSO has been granted an option (the "Option") to purchase, subject to and conditioned upon approval by the Commission of this Application, an additional 206,000 shares of Class B Nonvoting Common Stock from the Sellers not later than September 2, 1998, at a purchase price per share of $9.00. The acquisition of the Shares and the Option, and of the shares subject to the Option upon exercise thereof, will be funded by PSO out of internally generated funds. Including the Option Shares, PSO may purchase up to an aggregate of 712,000 shares of SCIENTECH common stock, or approximately 34% of SCIENTECH's outstanding common stock, for an aggregate purchase price of up to $4,890,000.
                  SCIENTECH's  capitalization  as of June 2, 1997,  consisted of
2,105,364 shares of Class A Stock and no shares of Class B Stock. Each share of Class A Stock entitles its holder to one vote on any matter coming before the SCIENTECH shareholders for a vote. The holders of Class B Stock shall not be entitled to vote on any matter coming before the shareholders, except that no amendment to SCIENTECH's Articles of Incorporation may be effected without the affirmative vote of holders of a majority of the outstanding shares of Class B Stock. Each holder of Class A Stock shall have the right at any time, at the option of such holder, to exchange each share of Class A Stock, without payment of any further consideration, into one share of fully paid Class B Stock, and each holder of Class B Stock shall have the right at any time, at the option of such holder, to exchange each share of Class B Stock, without payment of any further consideration, into one share of fully paid Class A Stock. In all other respects, each share of Class A Stock and Class B Stock issued and outstanding shall be identical.
                  PSO  and  the  Sellers   have  also  entered  into  an  Escrow
Agreement, dated as of June 2, 1997, with a neutral, independent escrow agent (the "Escrow Agreement"), pursuant to which certificates representing the Shares and the purchase price therefor have been deposited with an escrow agent until the Commission has acted on this Application. If all of the conditions to the Escrow Agreement are satisfied, upon notice by PSO to the escrow agent that the Commission has issued an appropriate order approving this Application, (i) the escrow agent will deliver to SCIENTECH the certificates representing the Shares,
(ii) SCIENTECH will convert 436,000 of the Shares from Class A Stock to Class B Stock and redeposit the certificates representing the Shares with the escrow agent, and (iii) upon redeposit of the certificates representing the Shares, the escrow agent will promptly deliver the certificates representing the Shares to PSO and the purchase price to the Sellers. Accordingly, the 436,000 shares will not be Class A Stock when PSO obtains control over such shares. PSO will not take any action that would cause it to own or control, and at no time will PSO own or control, more than 4.9% of the outstanding voting stock of SCIENTECH.
                  PSO  and  each  SCIENTECH  shareholder  have  entered  into  a
Shareholders Agreement, dated as of June 2, 1997 (the "Shareholders Agreement"), whereby the shareholders have agreed that for so long as PSO holds 10% or more of the outstanding SCIENTECH Common Stock on a fully diluted basis (without regard to the voting rights thereof), PSO shall have the right to designate one member of the Board of Directors, which shall consist of a minimum of six members, and which currently consists of 11 members. In addition, the shareholders have agreed that in all cases where the number of directors is greater than six, such additional directorships shall be filled only with independent directors. Finally, SCIENTECH has agreed that, without first obtaining PSO's consent, it will not issue any Common Stock, on a fully diluted basis, at a price lower than $6.00 per share, proportionately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, automatic conversion, redemption or other similar event affecting the number or character of outstanding shares of Common Stock.
                  PSO has also entered  into a  Registration  Rights  Agreement, dated as of June 2, 1997 (the "Rights Agreement"), among SCIENTECH and each of its larger shareholders (not including SCIENTECH's Employee Stock Ownership
Plan). The Rights Agreement provides that at any time after February 1, 2001, and before February 1, 2011, upon written request by the holders of at least 60% of the outstanding Common Stock in the case of registration on any form other than Form S-3, and 50% of the outstanding Common Stock in the case of registration on Form S-3, SCIENTECH shall use its best efforts to register with the Commission the shares which SCIENTECH has been so requested to register by such holders.
                  The  Stock  Purchase  Agreement  provides  that,  in the event approval or denial of this Application is not received from the Commission prior to August 16, 1997, the Stock Purchase Agreement, the Escrow Agreement, the
Rights Agreement and the Shareholders Agreement shall be rescinded, the certificates representing the Shares shall be returned to the Sellers, and the purchase price shall be returned to PSO. Services to the CSW System
                  SCIENTECH,   through  its  NUS  Information  subsidiary,   has
performed a small amount of work at the South Texas Project ("STP"), a nuclear generating facility partially owned by a CSW subsidiary, Central Power and Light Company. Currently, STP is subscribing to four informational database services provided by NUS Information. It also has an open work order with NUS Information for database maintenance, although no work has been performed under this contract this year. No other services are presently being provided by SCIENTECH or its subsidiaries to CSW or its affiliate companies. After consummation of the proposed investment, SCIENTECH and/or its subsidiaries may provide additional services or products to CSW and its affiliate companies without additional Commission approval. Subsequent to PSO's proposed purchase of common shares of SCIENTECH, SCIENTECH will not be an affiliate, as defined in Section 2(a)(11) of the Act, of PSO, CSW or any of their affiliate companies. As such, transactions between CSW or any of its affiliate companies will not be "affiliate transactions" requiring Commission approval under Section 13(b) of the Act. Request For Authority
                  PSO hereby  requests  authority  to acquire the Shares and the
Option, and to acquire the shares subject to the Option upon the exercise thereof, as described herein. To the extent that any other aspects of the proposed investment requires authority from the Commission, PSO hereby requests the same.
                  PSO agrees to file  semi-annual  certificates of notification, no later than sixty (60) days after the end of each semi-annual period, concerning the business activities carried out pursuant to any order approving this Application, which certificates of notification shall contain, inter alia, the following information: (i) a description of the types of services performed by SCIENTECH during the period; (ii) a description of any services provided to PSO or CSW or any other CSW affiliate by SCIENTECH during the period; (iii) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH; and (iv) a statement regarding the purchase by PSO of any additional shares of SCIENTECH pursuant to the Option. Item 2. Fees, Commissions and Expenses
         PSO estimates that the approximate amount of fees and expenses payable in connection with the transactions described herein is as follows:
Legal Fees and Expenses

Milbank, Tweed, Hadley & McCloy
  New York, New York...................     $  5,000

Doerner, Saunders, Daniel
  & Anderson
  Tulsa, Oklahoma......................     $ 20,000

Miscellaneous and incidental
   expenses including travel,
   telephone and postage................         500
                                            --------
                                            $ 25,500
                                            ========

Item 3.         Applicable Statutory Provisions
                General
                Sections  9, 10 and 11 of the Act and Rule 23 under  the Act are or may be applicable to the proposed investment described herein. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any securities . . . or any other interest in any business" without the prior approval of the Commission under Section 10. Under Section 10(c)(1), the Commission may not approve an acquisition of securities or any other interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11". Under Section 11(b)(1), the Commission must limit the operations of public utility holding companies and their subsidiaries to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
                The  proposed  investment  by PSO  in  SCIENTECH  satisfies  the requirements  of  Sections  9(a)(1)  and  10  in  that  it  is  incidental,  and economically necessary or appropriate, to PSO's core business of generating, transmitting and distributing electric energy. The proposed investment is also appropriate in the public interest and is not detrimental to the proper functioning of PSO or the CSW system.
                    SCIENTECH is a highly diverse  company that provides a broad range of  services  that  will  benefit  PSO and the CSW  System.  Historically,
SCIENTECH has provided expert testimony, as well as risk and reliability database subscription services, to the South Texas Project ("STP"), a generating unit owned in part by Central Power and Light Company, a CSW subsidiary. Currently, SCIENTECH has a work order in place to provide database maintenance services to STP.
                    SCIENTECH is currently  pursuing  several  opportunities  to provide additional services to PSO and the CSW System. EnerShop, Inc., a CSW subsidiary, has requested a proposal for SCIENTECH to provide it with an intranet solution for electronic communication services. The CSW fossil fuel generation group is interested in three proposals regarding SCIENTECH's services. The first proposal is for SCIENTECH to provide water quality training to personnel of the generating facilities of PSO and the other utilities in the CSW System. The second proposal is for SCIENTECH to provide an inter-utility inventory parts database service in order to reduce CSW's inventory level. The third proposal is for SCIENTECH to perform a competitive skills assessment for the fossil fuel generation organization. Once the assessment is completed, SCIENTECH would assist in the scheduling of excess capacity services rendered to non-affiliates by certain personnel of Central and South West Services, Inc. ("CSWS") (the sale of certain excess capacity services to non-affiliates by CSWS was previously approved by the Commission by order dated April 26, 1995 (Holding Co. Act Release No. 26280; File No. 70-8531)). Separately, SCIENTECH is currently in preliminary discussions with CSW Communications, Inc., a CSW subsidiary and an exempt telecommunications company, to provide a system which would allow CSW Communications to provide an internet subscription service to its customers. Subsequently, in connection with the provision of such system, SCIENTECH may identify opportunities to provide fiber-optic and microwave maintenance services to CSW Communications in certain locations. Such maintenance services are also potentially of interest to CSW's utility subsidiaries in respect of their telecommunications operations.
                    While  discussions are extremely  preliminary at this point, several other opportunities exist for SCIENTECH to provide services to PSO and the CSW System. CSW intends to evaluate opportunities for SCIENTECH to provide information management and consulting services to PSO and the CSW System. Further, SCIENTECH may assist the CSW System in identifying outsourcing opportunities in various business units. These decisions will be made and pursued in conjunction with CSW's strategic planning and business development processes. CSW also believes that SCIENTECH's international presence may lead to business opportunities for CSW International, Inc., a CSW subsidiary. In each of these instances, SCIENTECH's extensive expertise and market presence would provide significant cost savings and/or other benefits to PSO and the CSW System. The cost of all services provided by SCIENTECH to the CSW System will be determined by arms-length negotiation or, more likely, through competitive bidding.
                    In addition,  PSO's  investment  in SCIENTECH  will be small relative to PSO's total financial resources. Risks to the financial position of PSO also will be limited because PSO will not be obligated to make further capital contributions beyond its initial equity investment. PSO will not seek recovery through higher rates from utility customers to compensate for possible future losses or inadequate returns on capital invested in SCIENTECH, so that PSO's shareholders will bear all risks associated with the proposed investment.
                Likewise,  the proposed  investment is  consistent  with Rule 58 under the Act. Paragraph (b)(1)(vii) of Rule 58 would permit PSO to acquire the securities of a company primarily involved in the "sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; ... environmental licensing, testing and remediation; and other similar areas". Except for the minor international element of its business, SCIENTECH would qualify as an Energy Related Company under paragraph (b)(1)(vii) of Rule 58. In this regard, it is noted that the Commission has permitted subsidiaries of registered holding companies to engage in certain energy-related activities outside of the United States. In Eastern Utilities Associates, Holding Co. Act Release No. 26135 (September 30, 1994), the SEC authorized EUA Cogenex Corporation, a subsidiary of Eastern Utilities Associates, to engage in energy and demand-side management activities in Canada based upon the SEC's determination that such activities are "closely related" to EUA's core utility business. See also Northeast Utilities, Holding Co. Act Release No. 26108 (August 19, 1994). As in the above orders, the minor international element of SCIENTECH's business is closely-related to PSO's core utility business.
                The  proposed   investment   also   satisfies  the   two-pronged
"functional relationship" test established by the United States Court of Appeals for the District of Columbia Circuit in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), which traditionally has been used by the
Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system, and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at 916. As discussed in the preceding paragraphs, the proposed investment satisfies the first prong of the "functional relationship" test in that it is reasonably incidental and economically necessary and appropriate to PSO's core business. The proposed investment is also consistent with the orders cited in the footnote to the Commission's discussion of paragraph (b)(1)(vii) of Rule 58, which strongly suggests that a functional relationship exists between SCIENTECH's business activities and PSO's core utility business. See Holding Co. Act Release No. 35-26313 n. 27 (June 20, 1995). These orders authorize a variety of services to be rendered by new subsidiaries of the applicants to non-affiliated electric utility companies and others: Southern Company, Holding Company Act Release No. 22132 (July 17, 1981), authorizing the sale of "management, technical and training services to non-affiliates"; American Electric Power Company, Inc., Holding Company Act Release No. 22468 (April 28,
1982), authorizing the sale of "management, technical, and training expertise in the open, competitive market to non-affiliated entities including domestic and foreign governmental agencies, public utilities and other business concerns"; Middle South Utilities, Inc., Holding Company Act Release No. 22818 (January 11,
1983),  as  supplemented  by Holding  Company Act Release No. 23152 (December 5,
1983), authorizing the operation of "a consulting business for profit, marketing to nonaffiliates management, technical, and training expertise developed by System companies"; and New England Electric System, Holding Company Act Release No. 22719 (November 19, 1982), authorizing the offering of "energy management services on the open, competitive market exclusively to non-affiliates, primarily the operators of large institutional, commercial, residential or industrial buildings ... including the installation of meters and controls on equipment, the modification or replacement of inefficient equipment, and the monitoring of energy consumption".
                Further,  the Commission has  previously  authorized  relatively modest investments by registered holding companies and their subsidiaries in developing technologies that have the potential to yield benefits to the system's utility operations. For example, in an order dated December 30, 1996 (Holding Co. Act Release No. 26638), the Commission authorized PSO to acquire a 4.9% voting interest in Nuvest, L.L.C., a company which, indirectly through its subsidiaries, provides manpower services to public utility companies, primarily to nuclear electric generating plants and related substations. In addition, by order dated December 17, 1996 (Holding Co. Act Release No. 26631), the Commission authorized GPU International, Inc. to invest up to $30 million in a joint venture with Ballard Power Systems, Inc. for the development, manufacture and marketing of stationary electric power systems employing fuel cell technology. Similarly, by order dated January 17, 1996 (Holding Co. Act Release No. 26454), the Commission authorized Southern Development and Investment Group, Inc. to acquire up to 3% of the common stock of ITC Holding Co., Inc., a telecommunications holding company. Further, by order dated December 11, 1991 (Holding Co. Act Release No. 25424), the Commission authorized AEP Investments, Inc. to acquire up to 9.9% of the issued and outstanding stock of Intersource Technologies, Inc., a company engaged in the development of electronic light bulb technology. Lastly, by order dated July 25, 1991 (Holding Co. Act Release No. 25353), the Commission authorized Entergy Corporation to acquire up to a
9.5% equity interest in First Pacific Networks, Inc., a telecommunications company. PSO's proposed investment in SCIENTECH is consistent with such precedent.
                Such orders  authorize the acquisition of companies that provide a wide variety of services related to core electric utility operations to public utilities and other customers without restriction by a so-called "50%
limitation"  discussed  in In the Matter of CSW  Credit,  Inc.,  Holding Co. Act
Release No. 25995 (March 2, 1995). See also Eastern Utilities Associates, Holding Co. Act Release No. 26232 (February 15, 1995), in which the Commission recognized that the plain language of Section 11 of the Act is a sufficient basis on which to grant authorization for the sale of services to non-affiliates, without a 50% limitation, when those services constitute a close complement to the applicant's core business. The services authorized by prior orders in the same matter included demand-side management and energy management services (and the sale of related products) and consulting services. The order also recognized that changes in the utility industry (in that case the substitution of efficiencies in energy use for the construction of additional generating capacity) could result in expanded views of what constitutes a part of, or is closely related to, the core business of a public utility company or system. Finally, PSO believes that its maintenance of equity interests in SCIENTECH will be consistent with GPU Nuclear Corporation, Holding Co. Act Release No. 26139 (October 7, 1994). In that order, GPU Nuclear Corporation was authorized to offer to non-affiliates a wide range of services to nuclear power plant operators similar to the services offered by SCIENTECH and based on expertise, resources and facilities developed in the course of GPU's core business operations.
                To the extent any other sections of the Act may be applicable to the proposed investment, PSO hereby requests appropriate orders thereunder.
                Rule 54
                No proceeds from the proposed  investment will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                CSW's "aggregate investment" (as defined under Rule 53(a) of the
Act) in EWGs and FUCOs as of June 30, 1997 was approximately $910 million, or about 47% of CSW's average "consolidated retained earnings" for the four consecutive quarterly periods ended March 31, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
               None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.        Regulatory Approval
               No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.
Item 5.        Procedure
                It is requested that the  Commission  issue and publish no later than June 20, 1997, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than July 14, 1997, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than July 15, 1997, an appropriate order granting and permitting this Application to become effective.
                No   recommended   decision  by  a  hearing   officer  or  other
responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof. Item
6. Exhibits and Financial Statements
      Exhibit 1  -Preliminary  Opinion  of  Milbank,  Tweed,  Hadley &
      McCloy, counsel to PSO.

      Exhibit 2 -Final or "Past Tense" opinion of Milbank, Tweed, Hadley & McCloy, counsel to the Company (to be filed with Certificate of Notification).

      Exhibit 3 -Proposed Notice of Proceeding.

      Exhibit 4 -Financial Statements of Public Service Company of Oklahoma, as of March 31, 1997.

      Exhibit 5 -Stock Purchase Agreement, dated as of June 2, 1997.

      Exhibit 6 -Form of Amended and Restated Articles of Incorporation of Scientech, Inc.

      Exhibit 7 -Escrow Agreement, dated as of June 2, 1997.

      Exhibit 8 -Shareholders' Agreement, dated as of June 2, 1997.

      Exhibit 9 -Registration  Rights  Agreement,  dated as of June 2, 1997.

      Confidential
      Exhibit 10 -Financial Statements of SCIENTECH as at and for the fiscal year ended January 31, 1997.


Item 7.         Environmental Effects
                The proposed transaction does not involve major federal action having a significant effect on the human environment. To the best of PSO's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                S I G N A T U R E



                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                Dated:  July 25, 1997


                                        PUBLIC SERVICE COMPANY
                                        OF OKLAHOMA



                                        By:/s/ WILLIAM R. MCKAMEY
                                             William R. McKamey
                                             General Manager

                                INDEX OF EXHIBITS

EXHIBIT                                                           TRANSMISSION
NUMBER                         EXHIBITS                             METHOD

  1                   Preliminary Opinion of Milbank,            Previously
                      Tweed, Hadley & McCloy, counsel              Filed
                      to the Company.

  2                   Final or "Past Tense" opinion of              ---
                      Milbank, Tweed, Hadley & McCloy,
                      counsel to the Company (to be filed
                      with Certificate of Notification).

  3                   Proposed Notice of Proceeding.             Previously
                                                                   Filed

  4                   Financial Statements of Public             Previously
                      Service Company of Oklahoma, as of           Filed
                      March 31, 1997.

  5                   Stock Purchase Agreement, dated            Previously
                      as of June 2, 1997.                          Filed

  6                   Form of Amended and Restated               Previously
                      Article of Incorporation of                  Filed
                      Scientech, Inc.

  7                   Escrow Agreement, dated as of              Previously
                      June 2, 1997.                                Filed

  8                   Shareholders' Agreement, dated             Previously
                      as of June 2, 1997.                          Filed

  9                   Registration Rights Agreement,             Previously
                      dated as of June 2, 1997.                    Filed

 10                   Financial Statements of SCIENTECH            Filed
                      as at and for the fiscal year ended        Separately
                      January 31, 1997 (Confidential             Pursuant to
                      Exhibit).                                   Rule 104